Exhibit 99.1
PERDIGÃO S.A.
CNPJ/MF No. 01.838.723/0001-27
Public Company
SUMMARY OF THE MINUTES OF THE 9TH ORDINARY MEETING OF THE BOARD OF DIRECTORS
DATE, PLACE AND TIME: September 21, 2006, at 11:00 a.m., at the registered offices of Perdigão S.A. (Company) at Av. Escola Politécnica, 760, in the City and State of São Paulo. QUORUM: All Board members. PRESIDING OFFICIALS: Eggon João da Silva, Chairman and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS ADOPTED: The following was unanimously approved (a) the increase in the capital stock of the Company, within the limits of the authorized capital, pursuant to Article 5 of the Company’s Bylaws, by public offering and distribution of up to 32,000,000 common shares issued by the Company (“Common Shares”), in Brazil, in the “non-organized” over-the-counter market, and in the overseas market, including Common Shares in the form of American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts (“Offering”). The total number of Common Shares to be issued may be increased by up to 4,800,000 common shares issued by the Company, including in the form of ADSs, equivalent to up to 15% (fifteen percent) of the Common Shares initially offered in the Offering (the “Over-Allotment Shares”), for the exclusive purpose of covering over-allotments of Common Shares, if any, that may arise during the Offering, pursuant to the options to be granted by the Company to Banco de Investimento Credit Suisse (Brasil) S.A. and Credit Suisse Securities (USA) LLC (the “Lead Underwriters”), under the same conditions and at the same price per share as the Common Shares initially offered (“Over-Allotment Options”). The Over-Allotment Options may be exercised within 30 (thirty) days from the date of execution of the Brazilian and international underwriting agreements to entered into in connection with the Offering. Without affecting the Over-Allotment Options, the Company may, if so decided jointly with the Joint Bookrunners, increase by up to 20% (twenty percent) the total number of Common Shares initially offered (“Additional Shares” and “Additional Share Option”, respectively), that is, increasing the number of Common Shares initially offered by up to a further 6,400,000 Common Shares. Without considering the Over-Allotment Shares and Additional Shares, the Common Shares will initially be reserved for placement with the current Company’s shareholders (“Shareholders”) who submit their share reservation requests by completion of an applicable form (“Reserve Request”) (“Priority Offering”). The allocation of Common Shares in the Priority Offering shall be based on the shareholding positions reflected in the custody positions (i) at the CBLC (Companhia Brasileira de Liquidação e Custódia), following the settlement of the trades made on the São Paulo Stock Exchange – BOVESPA on the business day immediately prior to the publication of the Notice to the Market (Aviso ao Mercado) and (ii) on the register of the depositary of the shares issued by the Company, on the business day immediately prior to the publication of the Notice to the Market (in each case, the “Record Date”). The Priority Offering shall not be extended to non-Brazilian Shareholders because the offer and sale of the Common Shares and ADSs in the international offering is subject to the United States securities’ laws, and certain features of the Priority Offering may not be consistent with such regulations. Each of the Shareholders that completes a Reserve Request shall be guaranteed subscription rights to Common Shares in a number equivalent to 23.965250% of the total number of Common Shares held by such Shareholder on the date immediately prior to the publication of the Notice to the Market; (b) the granting to the holders of the Common Shares to be issued in this capital increase, as from the date of issuance of the Common Shares, the same rights granted to the existing Common Shares pursuant to the Company’s Bylaws and applicable law, including the payment of full dividends and other benefits that may be declared by the Company from the date of closing of the Offering; (c) as a result, that the initial price per Common Share, as well as other terms of the public offering, shall be subsequently set by the Company’s Board of Directors at a meeting to be called for this purpose, on or prior to effectiveness of the registration of the Offering by the Brazilian Securities and Exchange Commission—CVM; (d) ratification of all the other actions already taken by the Board of Executive Officers of the Company in connection with the Offering; (e) authorization of the amendment of the Company’s ADR–Depositary Receipt program from Level II to Level III; and (f) additionally, authority for the members of the Company’s Board of Executive Officers to take all measures and actions necessary for the execution of the Offering, as well as to negotiate and sign all documents and contracts necessary for the conclusion of the Offering including the Brazilian underwriting agreement, the Stabilization Agreement, the international underwriting agreement, amendments to or new contracts for the deposit of shares or ADRs deposit contracts and powers-of-attorney granting third parties powers to receive, on behalf of the Company, subpoenas and notices, as well as to take all necessary steps for the execution of the Offering. Conclusion: These minutes, having been drafted, read and approved, were signed by the members present. Eggon João da Silva, Chairman; Ney Antonio Flores Schwartz, Secretary; Francisco Ferreira Alexandre; Luís Carlos Fernandes Afonso; Sérgio Wilson Ferraz Fontes.
This document does not constitute an offer or sale of Common Shares or ADSs in the United States of America. The Common Shares and the ADSs may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act of 1933 or an exemption from registration requirements of the Securities Act is available. A registration statement relating to the Common Shares to be offered in the international offering and the ADSs has been filed with the SEC but has not become effective. The Common Shares to be offered in the international offering and the ADSs may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

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